October 6, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Suzanne Hayes

100 F Street NE

Washington, DC 20549

Re:	Galena Biopharma, Inc.
Registration Statement on Form S-3
Filed September 2, 2016
File No. 333-213493

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Galena Biopharma, Inc. (the “Company”) requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:30 p.m., Washington, DC time, on October 11, 2016, or as soon thereafter as possible.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark W. Schwartz
Mark W. Schwartz, Ph.D. President and Chief Executive Officer